March 9, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mail Stop 3030
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Angela Crane, Branch Chief Jay Webb Ruairi Regan Jay Mumford

Re:	Lam Research Corporation Form 10-K for Fiscal Year Ended June 29, 2008 Filed August 28, 2008 File 0-12933
Ladies and Gentlemen:
     We are submitting this letter on behalf of Lam Research Corporation (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission received on February 27, 2009 (the “Staff Letter”) relating to the Company’s Form 10-Q for Fiscal Quarter Ended December 28, 2008 (File No. 0-12933).
     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.
Quarterly Report on Form 10-Q filed February 6, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
1.	We note the significant challenges Mr. Newberry described on your December Quarter 2008 Financial Results Conference Call held on January 28, 2009. Yet we do not see inclusion in your Quarterly Report on Form 10-Q filed on February 6, 2009 a discussion of the known material trends and uncertainties on which the company’s executives are most focused in MD&A such as “an almost total shutdown of purchases for new equipment” and that management is “expecting this type of environment to persist for at least the next six to eight quarters” as you described in the January 28 conference call. Rather your current MD&A disclosure includes statements such as “semiconductor industry is cyclical” and that you have “continued decline in customer demand.” Please confirm to us that in future filings you will revise your overview section include a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.
The Company will revise the overview section of its MD&A disclosure in future filings to reflect the Staff’s comments.
Closing Comments
     As requested in the Staff Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your comment. Please direct your questions or comments to me via facsimile at (415) 875-5700, or by phone to Timothy G. Hoxie of this office at (415) 875-5810 or me at (415) 875-5853. Thank you for your assistance.

Very truly yours,
/s/ David B. Sikes
David B. Sikes
Jones Day

cc:	Stephen G. Newberry, President and Chief Executive Officer, Lam Research Corporation

Sarah O’Dowd, Group Vice President and Chief Legal Officer, Lam Research Corporation